Shareholder meeting (unaudited)

On March 27, 2007, the Annual Meeting of the Fund was held to elect eight Trustees.

Proxies covering 10,017,147 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:
                         For                      Withheld Authority
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James R. Boyle           9,871,674                145,473
James F. Carlin          9,877,727                139,420
William H. Cunningham    9,870,137                147,010
Ronald R. Dion           9,874,528                142,619
Charles L. Ladner        9,880,350                136,797
Steven R. Pruchansky     9,877,998                139,149

The preferred shareholders elected Patti McGill Peterson and Dr. John A. Moore as Trustees of the Fund until their successors are duly elected and qualified, with the votes tabulated as follows: 2,923 FOR and 5 WITHHELD.